SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares $0.00016667 Par Value
(Title of Class of Securities)
G82245104
(CUSIP Number)
December 31, 2006 (1)
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) This Statement is being filed prior to the date of the event that requires filing in order to perfect the Issuer's controlled company exemption under NASD Rule 4350(c). The information contained herein is as of March 3, 2006. The Reporting Persons will amend this Statement as required.

CUSIP No. G82245104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 39,326,283 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 39,326,283 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.5%(2)
12		TYPE OF REPORTING PERSON* CO

(1) Includes shares of Ordinary Shares (i) beneficially owned by other persons identified in Item 8 and (ii) directly held by TPG III SM, L.L.C. (“SM III”), TPG IV SM, L.L.C. (“SM IV”) and T(3)II SM, L.L.C. (“SM II”). TPG Advisors III, Inc. is the general partner of TPG GenPar III, L.P., which is the general partner of TPG Partners III, L.P., which in turn is the managing member of SM III. TPG Advisors IV, L.P. is the general partner of TPG GenPar IV, L.P., which is the general partner of TPG Partners IV, L.P., which in turn is the managing member of SM IV. T(3) Advisors II, Inc. is the general partner of T(3) GenPar II, L.P., which is the general partner of T(3) Partners II, L.P., which in turn is the managing member of SM II. David Bonderman, James G. Coulter and William S. Price, III, are directors, officers and shareholders of each of TPG Advisors III, Inc., TPG Advisors IV, Inc. and T(3) Advisors II, Inc. and may be deemed to beneficially own securities beneficially owned by such entities. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(2) Based on 58,244,349 shares of Ordinary Shares outstanding as of February 3, 2006.

CUSIP No. G82245104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 39,326,283 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 39,326,283 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.5%(2)
12		TYPE OF REPORTING PERSON* CO

(1) Includes shares of Ordinary Shares (i) beneficially owned by other persons identified in Item 8 and (ii) directly held by TPG III SM, L.L.C. (“SM III”), TPG IV SM, L.L.C. (“SM IV”) and T(3)II SM, L.L.C. (“SM II”). TPG Advisors III, Inc. is the general partner of TPG GenPar III, L.P., which is the general partner of TPG Partners III, L.P., which in turn is the managing member of SM III. TPG Advisors IV, L.P. is the general partner of TPG GenPar IV, L.P., which is the general partner of TPG Partners IV, L.P., which in turn is the managing member of SM IV. T(3) Advisors II, Inc. is the general partner of T(3) GenPar II, L.P., which is the general partner of T(3) Partners II, L.P., which in turn is the managing member of SM II. David Bonderman, James G. Coulter and William S. Price, III, are directors, officers and shareholders of each of TPG Advisors III, Inc., TPG Advisors IV, Inc. and T(3) Advisors II, Inc. and may be deemed to beneficially own securities beneficially owned by such entities. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(2) Based on 58,244,349 shares of Ordinary Shares outstanding as of February 3, 2006

CUSIP No. G82245104		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) T(3) Advisors II, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 39,326,283 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 39,326,283 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 67.5%(2)
12		TYPE OF REPORTING PERSON* CO

(1) Includes shares of Ordinary Shares (i) beneficially owned by other persons identified in Item 8 and (ii) directly held by TPG III SM, L.L.C. (“SM III”), TPG IV SM, L.L.C. (“SM IV”) and T(3)II SM, L.L.C. (“SM II”). TPG Advisors III, Inc. is the general partner of TPG GenPar III, L.P., which is the general partner of TPG Partners III, L.P., which in turn is the managing member of SM III. TPG Advisors IV, L.P. is the general partner of TPG GenPar IV, L.P., which is the general partner of TPG Partners IV, L.P., which in turn is the managing member of SM IV. T(3) Advisors II, Inc. is the general partner of T(3) GenPar II, L.P., which is the general partner of T(3) Partners II, L.P., which in turn is the managing member of SM II. David Bonderman, James G. Coulter and William S. Price, III, are directors, officers and shareholders of each of TPG Advisors III, Inc., TPG Advisors IV, Inc. and T(3) Advisors II, Inc. and may be deemed to beneficially own securities beneficially owned by such entities. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(2) Based on 58,244,349 shares of Ordinary Shares outstanding as of February 3, 2006

Item 1(a).	Name of Issuer:

SMART Modular Technologies (WWH), Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4211 Starboard Drive, Fremont, CA 94538

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by TPG Advisors III, Inc. (“Advisors III”), TPG Advisors IV, Inc. (“Advisors IV”) and T(3) II Advisors, Inc. (together with Advisors III and Advisors IV, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

301 Commerce St., Suite 3300

Fort Worth, TX 76102
Item 2(c).	Citizenship:

Delaware is the jurisdiction of formation of the Reporting Persons.

Item 2(d).	Title of Class of Securities:

This Schedule 13G Statement relates to each of the ordinary shares, par value $0.00016667 per share, of the Issuer (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

G82245104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[	]	Broker or dealer registered under Section 15 of the Exchange Act
(b)	[	]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[	]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[	]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[	]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.
(b)	Percent of class: See Item 11 of each of the cover pages.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a) Not applicable.

(b) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

TPG Advisors III, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

TPG Advisors IV, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

T(3) Advisors II, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 14, 2006

TPG Advisors III, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President

TPG Advisors IV, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President

T(3) Advisors II, Inc.

By: /s/ David A. Spuria
Name: David A. Spuria Title: Vice President